Mail Stop 3561

February 26, 2008

Steven L. Ortega
Chief Financial Officer
Leslie's Poolmart, Inc.
3925 E. Broadway Road, Suite 100
Phoenix, AZ 85040

       RE: **Leslie's Poolmart, Inc.**
                  Form 10-K for September 29, 2007 filed December 17, 2007
                  File No. 0-18741

Dear Mr. Ortega:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Selected Financial Data, page 10

1.   Footnote (1) provides detail of unusual charges incurred in 2005 and is referenced to various line items in your table of selected data; however, it is not clear how the footnote information impacts operating income. In this regard it appears some of the unusual charges are included in operating while others are included in net income. Tell us why you referenced the note to operating income with a view toward clarification in the future as to how the non operating items impact operating income.

2.   We assume you have used the non-GAAP measure of adjusted EBITDA as a performance measure. If otherwise, please advise. If you utilize adjusted EBITA as a performance measure, please so state including how management uses the measure to manage your business. We also note that you eliminate stock compensation and losses from dispositions of fixed assets in determining adjusted EBITDA. Please explain in detail why you believe it is appropriate to eliminate recurring items in a performance measure. Please see Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, especially questions 8 and 15.

Management's Discussion and Analysis, page 13

3.   We are unclear as to what the meaning of the heading "executive summary" on page 13 is intended to convey. Please advise. Please note that the staff generally encourages an overview which presents the most significant information in the forepart of your discussion.   It does not appear that the "executive summary" is such an overview.

4.   Please make it clear whether the increase in gross margin for the 2007 fiscal year was solely due to expanded margins on inventory that was purchased earlier in the year in anticipation of market increases. We assume the market increases resulted in an increased selling price of the affected inventory. If this is correct, you should indicate with this is a non-recurring item in future filings. In this regard, we note a similar phenomenon occurred in the prior year.

5.   Please supplementally explain the statement how $20.8 million of the increase in current assets was the result of increase in cash provided by *operating* activities.

Consolidated Income Statement

6.   Your description of business states that you provide services in addition to product sales; however, you have not provided the detail between product sales and services in your statement of income. Please see Rule 5-03(a) of Regulation S-X and tell us how you comply with this rule.

Note 1- 2005 Recapitalization

7.   Please show us how your series of transactions qualified as a capital transaction as opposed to a transaction contemplated by EITF 88-16 or SFAS no.141. Please be detailed in your step-by-step analysis of the transactions including the reason for the merger of LPM Acquisition LLC into Leslie's. Please ensure all tax and financial reporting implications of each step of the transaction is addressed. We may have further comment.

Note 2- Summary of Significant Accounting Polices
Inventories, Net

8.   The use of the term "inventory reserves" suggests such reserves for obsolesce can be adjusted based on changed circumstances. Please note that downward adjustments in the carrying value of inventory should be permanent and not recognized until the related inventory is disposed of via sale or disposal. Please advise how and when you adjust the inventory reserves. If at the point of sale, please explain to us how you associate reserves with the specific inventory.

Note 6 – Loan and Security Agreement, page 33

9.   In future filing please expand the disclosure in Note 6 to state the balance outstanding under the credit facility. We understand from other disclosure that there is no outstanding balance at September 29, 2007; however, we believe the footnote should disclose this fact. Also, please confirm that there were no borrowings for the most recent year under this facility, or if there were, tell us where the cash flows are presented in the statement of cash flows.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosures in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide the representations requested above and submit your response to these comments as an EDGAR correspondence file.

You may contact Robert Burnett, Staff Accountant, at (202) 551-3330, or in his absence, me at (202) 551-3849 if you have questions regarding these comments.

Sincerely,

James Allegretto
Senior Assistant Chief Accountant